301 Yamato Road, Suite 1240 Boca Raton, FL 33431 Phone: 1-800-630-4190 Web: www.True2Beauty.com Publicly Traded Stock: TRTB

April 14, 2015

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re: True 2 Beauty, Inc.

Registration Statement on Form S-1

Filed February 2, 2015

Amendment No. 1 to Registration Statement on Form S-1

Filed February 6, 2015

File No. 333-201811

Amendment No. 2 to Registration Statement on Form S-1

Filed March 20, 2015

File No. 333-201811

Amendment No. 3 to Registration Statement on Form S-1

Filed April 7, 2015

File No. 333-201811

Dear Ms. Ransom:

On behalf of True 2 Beauty, Inc., a Nevada company (the “Company”, “we” or “our”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated April 14, 2015 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration on Form S-1, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 6, 2015. In order to facilitate your review, we have responded to each of the Comments set forth in the Staff’s Letter, on a point-by-point basis. The Comments are set forth below in bold font and our response follows each respective Comment. Terms used but not defined herein have the respective meanings assigned thereto in the Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Convertible Promissory Notes and Related Embedded Derivatives, page 39

1.	We note your response to prior comment 5. Please revise your critical accounting policy disclosure to specifically address why your assumptions related to the valuation of embedded derivatives bear the risk of change. Additionally, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their relative sensitivity to change, based on other possible outcomes that are reasonably likely to occur and would have a material effect. You should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. If reasonably likely changes in a given input used in accounting for your embedded derivative instruments would have a material effect on your financial condition or operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Refer to Section V of SEC Release No. 33-8350.

301 Yamato Road, Suite 1240 Boca Raton, FL 33431 Phone: 1-800-630-4190 Web: www.True2Beauty.com Publicly Traded Stock: TRTB

Response to Comment 1

We revised our critical accounting policy disclosure to specifically address why our assumptions related to the valuation of embedded derivatives bear the risk of change. We provided quantitative as well as qualitative disclosure of possible changes in a given input used in accounting for our embedded derivative instruments that would have a material effect on our financial condition or operating performance.

You may contact, William Bollander, CEO, at (800) 630-4190 or Frederick Lehrer, the Company’s legal counsel, at (321) 972-8060 if you have any questions regarding responses and comments or with any other questions.

Sincerely,

/s/ William Bollander

William Bollander

CEO